Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2018

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2018 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2018 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 5 May 2018, ADB's Board of Governors approved the following with respect to its 2017 reported net income of U.S.$753.3 million, after the allocation of income from the transfer of Asian Development Fund loans and certain other assets to the ordinary reserve and appropriation of guarantee fees to the special reserve:

a. U.S.$49.0 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2017, be added from the net income to the cumulative revaluation adjustments account;

b. U.S.$14.2 million, representing the adjustment to the loan loss reserve as of 31 December 2017, be added from net income to the loan loss reserve;

c. U.S.$350.7 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund; and

e. U.S.$80.0 million be allocated to the Technical Assistance Special Fund.



ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2018

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1236_AUDM0024_03_1	2-May-18	8-Aug-28	AUD100mn 3.300% Notes	AUD	100,000,000.00
			AUD TOTAL		**100,000,000.00**
1240_GMTN0966_01_2	13-Apr-18	5-Mar-21	BRL35mn 6.38% Notes payable in USD	BRL	35,000,000.00
1240_GMTN0966_02_2	18-Apr-18	5-Mar-21	BRL70mn 6.38% Notes payable in USD	BRL	70,000,000.00
			BRL TOTAL		**105,000,000.00**
1263_GMTN0989_00_2	31-May-18	31-May-28	CAD60mn 2.900% Notes	CAD	60,000,000.00
			CAD TOTAL		**60,000,000.00**
1249_GMTN0975_00_2	3-Apr-18	4-Apr-19	CNY500mn 3.915% Notes	CNY	500,000,000.00
1251_GMTN0977_00_2	23-Apr-18	23-Dec-27	CNY176mn 3.792% Notes	CNY	176,000,000.00
1252_GMTN0978_00_2	23-Apr-18	23-Dec-28	CNY65mn 3.784% Notes	CNY	65,000,000.00
1054_GMTN0794_04_1	13-Jun-18	10-Nov-19	CNY100mn 3.200% Notes	CNY	100,000,000.00
1054_GMTN0794_05_1	22-Jun-18	10-Nov-19	CNY100mn 3.200% Notes	CNY	100,000,000.00
			CNY TOTAL		**941,000,000.00**
1257_GMTN0984_00_1	25-May-18	25-May-23	EUR1.250bn 0.200% Notes	EUR	1,250,000,000.00
1264_GMTN0990_00_2	7-Jun-18	7-Jun-48	EUR10mn 1.840% Notes	EUR	10,000,000.00
			EUR TOTAL		**1,260,000,000.00**
1239_GMTN0965_01_1	15-Jun-2018	15-Dec-2023	GBP100mn 1.375% Notes	GBP	100,000,000.00
			GBP TOTAL		**100,000,000.00**
1266_GMTN0992_00_2	22-Jun-2018	22-Jul-2019	GHS100mn 18.00% Notes payable in USD	GHS	100,000,000.00
			GHS TOTAL		**100,000,000.00**
1248_GMTN0974_00_2	3-Apr-2018	3-Apr-2020	HKD400mn 2.090% Notes	HKD	400,000,000.00
1255_GMTN0981_00_2	30-Apr-2018	30-Apr-2020	HKD100mn 2.250% Notes	HKD	100,000,000.00
1259_GMTN0985_00_2	25-May-2018	26-May-2020	HKD200mn 2.250% Notes	HKD	200,000,000.00
1260_GMTN0986_00_2	25-May-2018	28-May-2019	HKD100mn 1.870% Notes	HKD	100,000,000.00
1265_GMTN0991_00_2	13-Jun-2018	14-Jun-2019	HKD100mn 1.680% Notes	HKD	100,000,000.00
			HKD TOTAL		**900,000,000.00**
1254_GMTN0980_00_2	26-Apr-18	23-Apr-20	JPY3.516bn 1.50% Callable Dual Currency Notes	JPY	3,516,000,000.00
1258_GMTN0983_00_2	24-May-18	20-May-20	JPY3.376bn 1.50% Callable Dual Currency Notes	JPY	3,376,000,000.00
1268_GMTN0995_00_2	25-Jun-18	25-Jun-20	JPY4.831bn 1.50% Callable Dual Currency Notes	JPY	4,831,000,000.00
1270_GMTN0996_00_2	25-Jun-18	26-Jun-19	JPY7.284bn 1.30% Callable Dual Currency Notes	JPY	7,284,000,000.00
			JPY TOTAL		**19,007,000,000.00**
1261_GMTN0987_00_2	31-May-18	20-May-21	MXN179.58mn 7.100% Notes	MXN	179,580,000.00
1271_GMTN0997_00_2	27-Jun-18	24-Jun-21	MXN280mn 7.150% Notes	MXN	280,000,000.00
			MXN TOTAL		**459,580,000.00**
1267_GMTN0993_00_2	26-Jun-18	26-Jun-28	NZD64mn 3.660% Notes	NZD	64,000,000.00
			NZD TOTAL		**64,000,000.00**
1250_GMTN0976_00_2	16-Apr-18	16-Apr-40	SEK380mn 1.97% Notes	SEK	380,000,000.00
1269_GMTN0994_00_2	26-Jun-18	26-Jun-23	SEK1.500bn 0.37% Notes	SEK	1,500,000,000.00
			SEK TOTAL		**1,880,000,000.00**
1253_GMTN0979_00_2	25-Apr-18	23-Apr-21	TRY289mn 12.26% Notes	TRY	289,000,000.00
1256_GMTN0982_00_2	23-May-18	23-May-23	TRY180mn Zero Coupon Deep Discount Notes	TRY	180,000,000.00
1262_GMTN0988_00_2	31-May-18	20-May-21	TRY85.43mn 15.07% Notes	TRY	85,430,000.00
			TRY TOTAL		**554,430,000.00**
1057_GMTN0797_09_2	18-Apr-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_10_2	4-May-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_11_2	15-May-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_12_2	18-May-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1057_GMTN0797_13_2	5-Jun-18	15-Dec-21	USD100mn Floating Rate Notes	USD	100,000,000.00
1133_GMTN0867_05_1	21-Jun-18	16-Jun-21	USD300mn Floating Rate Notes	USD	300,000,000.00
1231_GMTN0958_01_1	12-Apr-18	19-Jan-28	USD100mn 2.75% Global Notes	USD	100,000,000.00
			USD TOTAL		**900,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2018

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0657_GMTN0424_00_2	20-Jun-18	20-Jun-18	AUD10mn 6.95% Notes	0.00	10,000,000.00
				AUD - TOTAL	0.00	10,000,000.00
BRL						
BRL	0993_GMTN0739_00_2	22-May-2018	22-May-18	BRL58mn 0.50% Deep Discount Notes payable in JPY	0.00	58,000,000.00
BRL	1031_GMTN0774_00_2	16-Apr-2018	16-Apr-18	BRL280mn 9.22% Notes payable in JPY	0.00	280,000,000.00
BRL	1144_GMTN0877_00_2	28-Aug-2019	24-May-18	BRL437.3mn 7.85% Notes payable in JPY	20,440,000.00 [a]	0.00
				BRL - TOTAL	20,440,000.00	338,000,000.00
MXN						
MXN	0994_GMTN0740_00_2	23-May-18	23-May-18	MXN2.201bn 3.06% Notes	0.00	2,201,150,000.00
				MXN - TOTAL	0.00	2,201,150,000.00
TRY						
TRY	0992_GMTN0738_00_2	22-May-18	22-May-18	TRY8.8mn 4.84% Notes	0.00	8,800,000.00
TRY	0998_GMTN0744_00_2	21-Jun-18	21-Jun-18	TRY8.6mn 4.70% Notes	0.00	8,600,000.00
TRY	1078_GMTN0815_00_2	1-Jun-18	1-Jun-18	TRY30mn Zero Coupon Deep Discount Notes	0.00	30,000,000.00
				TRY - TOTAL	0.00	47,400,000.00
USD						
USD	0363_GMTN0139_00_2	24-Apr-18	24-Apr-18	USD255mn Deep Discount Notes	0.00	249,833,000.00 [c]
USD	0370_GMTN0147_00_2	17-May-18	17-May-18	USD200mn 1.00% Deep Discount Notes	0.00	190,000,000.00 [d]
USD	0869_GMTN0622_00_2	24-May-41	24-May-18	USD25mn Zero Coupon Callable Notes	35,649,232.76 [b]	0.00
USD	0871_GMTN0624_00_2	27-May-41	29-May-18	USD20mn Zero Coupon Callable Notes	28,443,565.62 [b]	0.00
USD	1079_GMTN0816_00_1	5-Jun-18	5-Jun-18	USD2.0bn 1.125% Global Notes	0.00	2,000,000,000.00
USD	1079_GMTN0816_01_1	5-Jun-18	5-Jun-18	USD100mn 1.125% Global Notes	0.00	100,000,000.00
USD	1082_GMTN819_00_2	18-Jun-18	18-Jun-18	USD250mn Floating Rate Notes	0.00	250,000,000.00
USD	1119_GMTN0854_00_1	26-Apr-18	26-Apr-18	USD2.5bn 0.875% Global Notes	0.00	2,500,000,000.00
				USD - TOTAL	64,092,798.38	5,289,833,000.00
ZAR						
ZAR	0936_GMTN0688_00_2	29-Jun-18	29-Jun-18	ZAR32mn 5.00% Notes	0.00	32,000,000.00
ZAR	1077_GMTN0814_00_2	15-May-18	15-May-18	ZAR25mn 6.71% Notes	0.00	25,000,000.00
ZAR	1196_GMTN0925_00_2	29-Jun-18	29-Jun-18	ZAR220mn 7.11% Notes	0.00	220,000,000.00
				ZAR - TOTAL	0.00	277,000,000.00

[a] Partial buyback on indicated Redemption Date.
[b] Redemption amount as of call date.
[c] USD5.167mn was bought back in August 2012.
[d] USD10.0 mn was bought back in September 2005.